Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2026

HAMILTON, Bermuda, May 7, 2026 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three months ended March 31, 2026.

Highlights and Recent Activity

●	Reported Adjusted earnings and net income attributable to common stockholders of $23.6 million for the three months ended March 31, 2026, or $0.58 Adjusted earnings per basic and diluted share, compared to Adjusted earnings and net income attributable to common stockholders of $5.6 million, or $0.14 Adjusted earnings per basic and diluted share for the three months ended March 31, 2025. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section.)
●	The Company has signed contracts for the construction of two highly-efficient and versatile 40,500 dwt Handysize product/chemical tankers at Wuhu Shipyard, at a price of $44.9 million per vessel, inclusive of approximately $3 million for full IMO2 specification and MarineLine tank coatings. In addition, the Company is commissioning various performance and safety upgrades. The agreement also includes options to acquire two additional vessels on the same terms. Deliveries are scheduled from late 2028.
●	The Company is doubling its dividend payout ratio on its shares of common stock to two-thirds (increased from one-third) of Adjusted earnings. The Board of Directors declared a cash dividend on May 7, 2026, of $0.39 per common share for the quarter ended March 31, 2026. The dividend will be paid on June 12, 2026, to all shareholders of record on May 29, 2026.
●	The Company has agreed to the sale of the 2014-built Ardmore Engineer for $35.5 million. The vessel is expected to be delivered to the buyer in June 2026.
●	MR tankers earned an average spot TCE rate of $33,705 per day for the three months ended March 31, 2026. Chemical tankers earned an average spot TCE rate of $22,284 per day for the three months ended March 31, 2026. Based on approximately 55% of total revenue days currently fixed for the second quarter of 2026, the average spot TCE rate is approximately $52,100 per day for MR tankers; based on approximately 65% of revenue days fixed for the second quarter of 2026, the average spot TCE rate for chemical tankers is approximately $32,500 per day.

Gernot Ruppelt, the Company’s Chief Executive Officer, commented:

“Ardmore continues to advance as we execute on our capital allocation priorities: investing in two highly versatile IMO2 Handysize newbuildings plus options, realizing value through the opportunistic sale of a 2014-built MR tanker at an attractive spread, and doubling our dividend payout ratio to two-thirds of adjusted earnings. Freight rates have continued to accelerate, and to date our second-quarter spot-trading MR tankers are booked at an average TCE of $52,100 per day. We continue to focus on delivering value through market cycles, guided by our long-term strategy, backed by a robust balance sheet and low cash breakevens, and enabled by our strong organization.”

First Quarter 2026 Highlights and Recent Developments

Fleet

Fleet Operations and Employment

As of March 31, 2026, the Company had 26 vessels in operation (including one chartered-in vessel), consisting of 20 MR tankers (19 owned Eco-Design and one chartered-in Eco-Mod) ranging in size from 45,000 deadweight tons (“dwt”) to 50,200 dwt and six owned Eco-Design IMO 2 product/chemical tankers ranging in size from 25,000 dwt to 37,800 dwt.

MR Tankers (IMO 2/3: 45,000 – 50,200 dwt)

Below is a summary of the average daily MR Tanker spot TCE rates earned during the first quarter of 2026 and rates thus far in the second quarter of 2026, together with the corresponding percentage of currently fixed total revenue days for the first quarter:

	1Q 2026 Average Daily TCE	2Q 2026 As of May 7, 2026
		TCE	% Fixed
Spot MR Tankers	$33,705	$52,100	55%

Product / Chemical Tankers (IMO 2: 25,000 – 37,800 dwt)

Below is a summary of the average daily Chemical Tanker spot TCE rates earned during the first quarter of 2026 and rates thus far in the second quarter of 2026, together with the corresponding percentage of currently fixed total revenue days for the first quarter:

	1Q 2026 Average Daily TCE	2Q 2026 As of May 7, 2026
		TCE	% Fixed
Spot Chemical Tankers	$22,284	$32,500	65%

Drydocking

The Company does not currently have any scheduled statutory drydocking days in the second quarter of 2026.

Newbuildings

In April 2026, the Company signed contracts for the construction of two highly-efficient and versatile 40,500 dwt Handysize product/chemical tankers at Wuhu Shipyard, at a price of $44.9 million per vessel. In addition, the Company is commissioning various performance and safety upgrades. The agreement also includes options to acquire two additional vessels on the same terms. Deliveries are scheduled from late 2028.

Dividend on Common Shares

Consistent with the Company’s recently-updated variable dividend policy of paying out dividends on its shares of common stock equal to two-thirds (increased from one-third) of Adjusted earnings, as calculated for dividends (see “Adjusted earnings (for purposes of dividend calculations)” in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on May 7, 2026 of $0.39 per common share for the quarter ended March 31, 2026. The dividend will be paid on June 12, 2026, to all shareholders of record on May 29, 2026.

Vessel Sale

In March 2026, the Company agreed to sell the 2014-built Ardmore Engineer for $35.5 million. The vessel is expected to be delivered to the buyer in June 2026.

Geopolitical Conflicts

Geopolitical tensions cause volatility in the market. The recent U.S./Israel-Iran conflict has significantly disrupted shipping transits via the Strait of Hormuz, a major oil and gas trade route, and the conflict has widened across the Middle East, increasing security concerns and uncertainty. Notably, none of our vessels have been detained in the Strait of Hormuz since the commencement of hostilities between the U.S./Israel and Iran. In addition, the conflict in Ukraine has significantly increased tanker demand and rates by reordering global oil trading patterns. Changes in or resolution of these conflicts may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.

Since mid-December 2023 Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea. As a result of these attacks, many shipping companies have routed their vessels away from transiting the Red Sea, which has affected trading patterns, rates, and expenses. Although these vessel attacks decreased in the first quarter of 2025, Houthi activity levels remain uncertain. The U.S. military operation in Venezuela, including the U.S.’ recent seizures of certain sanctioned oil tankers calling on Venezuelan ports, has similarly added uncertainty in that region.

Further escalation or expansion of international hostilities could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for our services, and our business, results of operations, financial condition, and cash flows.

Geopolitical and Economic Uncertainty

Governments continue to take actions to implement new or increased tariffs on foreign imports and port fees. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Results for the Three Months Ended March 31, 2026 and 2025

The Company reported net income attributable to common stockholders of $23.6 million for the three months ended March 31, 2026, or $0.58 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $5.6 million, or $0.14 earnings per basic and diluted share for the three months ended March 31, 2025.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended March 31, 2026 and 2025

Revenue. Revenue for the three months ended March 31, 2026 was $87.9 million, an increase of $13.9 million from $74.0 million for the three months ended March 31, 2025.

The Company’s average number of operating vessels was 26.0 for the three months ended March 31, 2026, consistent with 26.0 for the three months ended March 31, 2025.

The Company had 1,629 spot revenue days for the three months ended March 31, 2026, as compared to 1,995 for the three months ended March 31, 2025. The Company had 21 vessels employed directly in the spot market as of March 31, 2026, as compared to 25 vessels as of March 31, 2025. While there was a decrease in spot revenue days, increases in spot charter rates resulted in a net increase in revenue of $4.2 million for the three months ended March 31, 2026, as compared to the three months ended March 31, 2025.

The Company had four product tankers and one chemical tanker employed under time charters as of March 31, 2026, as compared to one product tanker and no chemical tankers as of March 31, 2025. There were 585 revenue days derived from time charters for the three months ended March 31, 2026, as compared to 90 revenue days for the three months ended March 31, 2025. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $9.7 million for the three months ended March 31, 2026.

Voyage Expenses. Voyage expenses were $25.9 million for the three months ended March 31, 2026, a decrease of $5.1 million from $31.0 million for the three months ended March 31, 2025. The decrease is primarily due to a reduction in bunker consumption from fewer spot days, partially offset by an increase in fuel prices.

TCE Rate. The average TCE rate for the Company’s fleet was $28,686 per day for the three months ended March 31, 2026, an increase of $8,144 per day from $20,542 per day for the three months ended March 31, 2025. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $17.8 million for the three months ended March 31, 2026, an increase of $2.6 million from $15.2 million for the three months ended March 31, 2025. The increase is due to the addition of three vessels to the Ardmore fleet during the third quarter of 2025 and the timing of vessel operating expenses between quarters. Vessel operating expenses can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $1.0 million for the three months ended March 31, 2026, a decrease of $4.8 million from $5.8 million for the three months ended March 31, 2025. This decrease is a result of the Company having one chartered-in vessel during the three months ended March 31, 2026, compared to four during the three months ended March 31, 2025. Total charter hire expenses in the first quarter of 2026 were comprised of an operating expense component of $0.5 million and a vessel lease expense component of $0.5 million (March 31, 2025: $3.0 million and $2.8 million, respectively).

Depreciation. Depreciation expense for the three months ended March 31, 2026 was $9.4 million, an increase of $1.7 million from $7.7 million for the three months ended March 31, 2025. This increase is primarily attributable to the addition of three vessels to the Ardmore fleet during the third quarter of 2025.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2026 was $1.8 million, an increase of $0.9 million from $0.9 million for the three months ended March 31, 2025 due to increased drydocking activity compared to the previous period. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate general and administrative expenses for the three months ended March 31, 2026 were $5.2 million, generally consistent with $5.0 million for the three months ended March 31, 2025.

General and Administrative Expenses: Commercial and Chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2026 were $1.2 million, in line with $1.2 million for the three months ended March 31, 2025.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended March 31, 2026 were $2.1 million, an increase of $1.2 million from $0.9 million for the three months ended March 31, 2025. The increase was primarily due to drawdowns on the Company’s revolving credit facilities to finance the purchase of three MR tankers during the third quarter of 2025. In addition, amortization of deferred finance fees for the three months ended March 31, 2026 was $0.2 million, generally consistent with $0.3 million for the three months ended March 31, 2025.

Liquidity

As of March 31, 2026, the Company had $283.7 million in liquidity available, with cash and cash equivalents of $47.2 million (December 31, 2025: $46.8 million) and amounts available and undrawn under its revolving credit facilities of $236.5 million (December 31, 2025: $225.4 million).

Conference Call

The Company plans to host a conference call on May 7, 2026, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended March 31, 2026. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or +1-646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 14, 2026 at 888-660-6345 or 646-517-4150. Enter the passcode 89653 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore delivers energy, mobility, and essential commodities, supporting global trade through the transportation of refined products, chemicals and other liquid goods. Operating as a fully integrated shipping company, all core commercial, technical, operational, and corporate functions are conducted within the Ardmore public company structure. Through its global platform, Ardmore maintains direct control over asset management, operations, and commercial execution, promoting consistent standards, efficiency, and accountability across the fleet.

Ardmore’s core strategy is centered on the continued development and operation of a modern, high-quality fleet of product and chemical tankers, while continually evolving and innovating across the business to position the Company optimally for the future, leveraging its fully integrated model to build long-term customer relationships and maintain a sharp focus on cost, safety, and performance optimization.

Ardmore provides its services through voyage and time charter arrangements, delivering reliable and efficient transportation services to its first-class customer base — all guided and coordinated by our team members at sea and ashore.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	47,214	46,845
Receivables, net of allowance for bad debts of $1.3 million (2025: $1.3 million)	52,780	47,537
Prepaid expenses and other assets	4,660	3,687
Advances and deposits	5,548	4,869
Inventories	13,039	8,912
Vessel held for sale	22,944	—
Total current assets	146,185	111,850

Non-current assets
Investments and other assets, net	4,941	4,983
Vessels and vessel equipment, net	607,939	638,123
Deferred drydock expenditures, net	24,151	27,068
Deferred finance fees, net	4,701	4,920
Operating lease, right-of-use asset	1,685	1,780
Total non-current assets	643,417	676,874

TOTAL ASSETS	789,602	788,724

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	12,249	5,066
Accrued expenses and other liabilities	15,742	18,585
Deferred revenue	1,452	1,598
Current portion of operating lease obligations	585	598
Total current liabilities	30,028	25,847

Non-current liabilities
Non-current portion of long-term debt	103,359	127,000
Non-current portion of operating lease obligations	1,161	1,272
Other non-current liabilities	268	268
Total non-current liabilities	104,788	128,540

TOTAL LIABILITIES	134,816	154,387

Stockholders’ equity
Common stock	444	443
Additional paid in capital	479,149	478,619
Treasury stock	(33,524)	(33,524)
Retained earnings	208,717	188,799
Total stockholders’ equity	654,786	634,337

Total redeemable preferred stock and stockholders’ equity	654,786	634,337

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	789,602	788,724

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended
In thousands of U.S. Dollars except per share and share data	March 31, 2026	March 31, 2025
Revenue, net	87,916	73,996

Voyage expenses	(25,927)	(31,032)
Vessel operating expenses	(17,808)	(15,196)
Time charter-in
Operating expense component	(496)	(3,039)
Vessel lease expense component	(456)	(2,796)
Depreciation	(9,384)	(7,653)
Amortization of deferred drydock expenditures	(1,845)	(923)
General and administrative expenses
Corporate	(5,184)	(4,950)
Commercial and chartering	(1,233)	(1,237)
Interest expense and finance costs	(2,089)	(935)
Interest income	194	108

Income before taxes	23,688	6,343

Income tax	(55)	(26)
Loss from equity method investments	(50)	(64)

Net Income	23,583	6,253

Preferred dividends	—	(629)

Net Income attributable to common stockholders	23,583	5,624

Earnings per share, basic	0.58	0.14
Earnings per share, diluted	0.58	0.14

Adjusted earnings (1)	23,583	5,624
Adjusted earnings per share, basic	0.58	0.14
Adjusted earnings per share, diluted	0.58	0.14

Weighted average number of shares outstanding, basic	40,752,969	40,472,079
Weighted average number of shares outstanding, diluted	40,857,533	40,620,908

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2026	March 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	23,583	6,253
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,384	7,653
Amortization of deferred drydock expenditures	1,845	923
Share-based compensation	531	647
Amortization of deferred finance fees	220	269
Operating lease ROU - lease liability, net	(30)	35
Loss from equity method investments	50	64
Deferred drydock payments	(1,398)	(1,454)
Changes in operating assets and liabilities:
Receivables	(5,241)	13,130
Prepaid expenses and other assets	(974)	(757)
Advances and deposits	(679)	(460)
Inventories	(4,127)	118
Accounts payable	6,423	1,270
Accrued expenses and other liabilities	(36)	(1,149)
Deferred revenue	(146)	(285)
Net cash provided by operating activities	29,405	26,257

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of vessels and vessel equipment, including deposits	(1,024)	(2,385)
Advances for vessel equipment	(639)	(1,151)
Payments for other non-current assets	(66)	(46)
Net cash (used in) investing activities	(1,729)	(3,582)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities, net	6,359	25,000
Repayments on revolving facilities	(30,000)	(43,337)
Payment of common share dividends	(3,666)	(3,236)
Payment of preferred share dividends	—	(643)
Net cash (used in) financing activities	(27,307)	(22,216)

Net increase in cash and cash equivalents	369	459

Cash and cash equivalents at the beginning of the year	46,845	46,988

Cash and cash equivalents at the end of the period	47,214	47,447

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended
	March 31, 2026	March 31, 2025
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA(1)	36,812	15,746
Adjusted EBITDAR(1)	37,268	18,542

AVERAGE DAILY DATA

Fleet TCE per day(2)	28,686	20,542

Fleet operating expenses per day(3)	7,244	6,978
Technical management fees per day(4)	525	533
	7,769	7,511

MR Tankers Spot TCE per day(2)	33,705	21,548
Vessel operating expenses per day(5)	7,921	7,634

Chemical Tankers Spot TCE per day(2)	22,284	14,975
Vessel operating expenses per day(5)	7,286	7,185

FLEET
Average number of operating vessels	26.0	26.0

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures, which were expensed during the period.
(4)	Technical management fees consist of payments to Anglo Ardmore Ship Management Limited, a joint venture entity of which we own 50%.
(5)	Vessel operating expenses per day include technical management fees.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended March 31, 2026, the Company recognized total charter hire expense of $1.0 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $0.5 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $0.5 million in respect of the costs of operating the vessels (i.e. operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on the Company’s consolidated statement of operations, and is not added back in its calculation of EBITDA. The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in Ardmore’s industry report under IFRS; the Company therefore uses EBITDAR and Adjusted EBITDAR as tools to compare its valuation with the valuation of these other companies in its industry. The Company does not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. The Company presents below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to the Company’s in-chartering of vessels that is necessary to operate its business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment, unrealized gains/(losses) on derivatives and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended March 31, 2026, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended
	March 31, 2026	March 31, 2025
In thousands of U.S. Dollars
Net income	23,583	6,253
Interest income	(194)	(108)
Interest expense and finance costs	2,089	935
Income tax	55	26
Depreciation	9,384	7,653
Amortization of deferred drydock expenditures	1,845	923
EBITDA	36,762	15,682
Loss from equity method investments	50	64
ADJUSTED EBITDA	36,812	15,746
Plus: Vessel lease expense component	456	2,796
ADJUSTED EBITDAR	37,268	18,542

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended
	March 31, 2026	March 31, 2025
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	23,583	5,624
Adjusted earnings	23,583	5,624

Adjusted earnings per share, basic	0.58	0.14
Adjusted earnings per share, diluted	0.58	0.14

Weighted average number of shares outstanding, basic	40,752,969	40,472,079
Weighted average number of shares outstanding, diluted	40,857,533	40,620,908

Adjusted earnings for purposes of dividend calculation

	Three Months Ended
	March 31, 2026
In thousands of U.S. Dollars except per share data
Adjusted earnings	23,583
Unrealized gains	—
Adjusted earnings for purposes of dividend calculation	23,583

Dividend to be paid	15,913
Dividend Per Share (DPS)	0.39

Number of shares outstanding as of May 7, 2026	40,802,614

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; the Company’s future strategic priorities; fleet expansion and vessel and business acquisitions and divestitures, and the timing and pricing thereof; global and regional economic and political conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the potential effects of tariffs, and other foreign policy activities, including sanctions, embargoes, and import and export restrictions on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine conflict, the Israel-Hamas conflict, attacks against vessels in the Red Sea area, the U.S./Israel-Iran conflict, and related disruptions in the Strait of Hormuz on the shipping industry and the Company; expected drydocking days, and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts and developments, including, among others, future developments relating to the Russia-Ukraine conflict (including related sanctions and import bans), the U.S./Israel-Iran conflict or the Israel-Hamas conflict; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political and trade conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements; the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the second quarter of 2026 in the spot market; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2025, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
IGB Group	IGB Group
32 Broadway, Suite 1314	32 Broadway, Suite 1314
New York, NY 10004	New York, NY 10004
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com